"This press release is not for dissemination in the USA and shall not be disseminated to USA news services"

10 JANUARY 2011

Simberi (PNG) Exceeds December Quarter Gold Production

- **18,921 ounce produced during December quarter**
- **Simberi produced its 200,000th ounce in December**
- **Oxide Gold Expansion on track to deliver Gold output of 100,000 oz pa in December Quarter 2011**

Allied Gold Ltd's 100%-owned Simberi gold mine in Papua New Guinea exceeded budgeted production and produced 18,921 ounces of gold in the December quarter - the third consecutive quarter in excess of 18,000 ounces.

Mill throughput at Simberi is running at 2.3 million tonnes per annum due to the successful completion of an optimization de-bottlenecking programme during 2010. The planned Oxide Expansion is underway and will lift mill throughput to 3.5 million tonnes per annum and lift gold output to 100,000 oz pa by late 2011. Pre-mining development for the enhanced production profile has been accelerated through the delivery of a larger haulage & loading fleet.

Preliminary data for the three months to 31 December 2010 show Simberi processed approximately 580,000 tonnes at a grade of 1.14 g/t with 18,921 ounces of gold produced.

Gold production for the six months to 31 December 2010 was 37,126 ounces with 1,153,504 tonnes processed at a grade of 1.11 g/t.

Simberi's total cash cost for the December quarter is expected to be between US$650-US$675 per ounce, subject to inventory adjustments and final review in coming weeks.

The realised gold price for the quarter was approximately US$1,370 per ounce.

More detail on Simberi's production performance will be available as part of the company's quarterly report due in late-January.

Comment by Executive Chairman Mark Caruso: "We have proven that we are one of the few gold mining companies that can successfully operate in the South Pacific. With 3 years of operation and 200,000 ozs of gold production Simberi is now operating in a steady state and all operating inputs are exceeding name plate capacity. During 2011 we will lift output to 100,000 oz pa and advance our feasibility study on a combined +200,000 oz pa sulphide and oxide circuit."

First gold from Allied Gold's 100%-owned fully-funded 120,000 oz pa Gold Ridge gold mine in the Solomon Islands remains on budget for the March quarter. Combined with gold production from Simberi (PNG) this will lift Allied's gold production towards a 220,000 oz pa early in 2011.

For more details, please contact:

Simon Jemison	Investor Relations & Media	+ 61 418 853 922
Rebecca Greco	Investor Relations, North America	+1 416 839 8610
David Simonson	c/. Merlin PR	+44 20 7726 8400

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Exploration results and Mineral Resources, together with any related assessments and interpretations, have been verified by and approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears. Mr. C. R. Hastings is also a Qualified Person as defined by Canadian National Instrument 43-101.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located. Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC)

AUSTRALIA
Mr Simon Jemison
Investor & Media
Tel: +61 7 3252 5911

CANADA
Ms Rebecca Greco
Investor Relations
Tel: +1 416 839 8610

LONDON (MEDIA)
Mr David Simonson
C/. MerlinPR
Tel: + 44 (0)20 7726 8400

LONDON (NOMAD)
Mr Roland Cornish
C/. Beaumont Cornish Limited
Tel: +44 (0) 20 7628 3396